[GRAPHIC OMITTED]           NEWS
                            FOR RELEASE:


                                       Pennsylvania Real Estate Investment Trust
                                       200 South Broad Street
                                       Philadelphia, PA 19102
                                       www.preit.com

                                       Phone:  215-875-0700
                                       Fax:     215-546-7311


FOR FURTHER INFORMATION:

AT THE COMPANY                              AT THE FINANCIAL RELATIONS BOARD
Edward A. Glickman                          Joe Calabrese         Steve Martini         Judith Sylk-Siegel
Executive Vice President and CFO            (General Info)        (Analyst Info)        (Media Info)
(215) 875-0700                              (212) 661-8030        (212) 661-8030        (212) 661-8030

FOR IMMEDIATE RELEASE
August 9, 2000

                Pennsylvania Real Estate Investment Trust Reports
                    2000 Second Quarter and Six Month Results

Philadelphia, PA, August 9, 2000-- Pennsylvania Real Estate Investment Trust (NYSE: PEI) announced today the results of its operations for the second quarter and six months ended June 30, 2000.

2000 Second Quarter Highlights

o 2000 second quarter FFO per share, including non-recurring lease termination fees, increased 52% to $1.00 per share on 14.9 million shares of beneficial interest/ Operating Partnership units (collectively shares) outstanding from $0.66 per share on 14.6 million shares during the second quarter of 1999.
o Excluding non-recurring items, FFO for 2000 second quarter was $0.67 per share compared with $0.66 per share for the second quarter of 1999.
o Increased combined net operating income, including non-recurring lease termination fees, by 37% to $25.8 million from $18.9 million in the 1999 second quarter.

      o Same store multifamily net operating income increased 4.0% from the 1999 second quarter.

      o Same store retail net operating income, excluding non-recurring lease termination fees, increased 6.0% from the 1999 second quarter.

Second Quarter Results
For the quarter ended June 30, 2000 the Company's funds from operations (FFO) were $14,880,000, or $1.00 per share. FFO was positively impacted by non-recurring lease termination fees of approximately $5.6 million, or $0.38 per share. These fees were received for the termination of the CVS building lease in Alexandria, VA, the Northeast Tower General Cinema lease in Philadelphia, PA and the Mandarin Corners Upton's lease in Jacksonville, FL. These fees were recorded as income in accordance with Generally Accepted Accounting Principles.


Excluding the impact of non-recurring items (lease termination fees and two unusual items described below), FFO for the 2000 second quarter totaled $9,965,000, or $0.67 per share, on 14,920,132 weighted average shares outstanding, a 3.6% increase over FFO of $9,621,000, or $0.66 per share, on 14,635,633 weighted average shares for the three months ended June 30, 1999.

As a result of the termination of plans to develop a power center in Philadelphia, PA, the Company recorded a charge of $370,000, or $0.03 per share, in its management and development affiliate, PREIT-RUBIN, Inc. Additionally during the 2000 second quarter the Company recorded an additional charge of approximately $330,000, or $0.02 per share, for prior services rendered under the terms of an employment agreement. Combined, these charges reduced FFO for the second quarter ended June 30, 2000 by $700,000, or $0.05 per share.

As calculated by NAREIT, FFO is defined as net income, excluding extraordinary items, gain (or loss) on the sale of property, plus real estate related depreciation and amortization.

Net operating income, including non-recurring lease termination fees, from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties totaled $25,803,000 before depreciation for the three months ended June 30, 2000. Excluding the non-recurring lease termination fees, net operating income for the 2000 second quarter increased 6% to $20,038,000 from $18,852,000 for the three months ended June 30, 1999. The increase is mainly due to acquisitions and development projects completed in 1999 and improved operating results in the Company's portfolio.

Net income for the three months ended June 30, 2000 was $15,083,000, or $1.13 per share, on total weighted average shares outstanding of 13,384,774 compared to $4,918,000 or $0.37 per share, on 13,314,945 total weighted average shares outstanding for the three months ended June 30, 1999. Net income for the second quarter ended June 30, 2000 includes a gain on the sale of the CVS Building in Alexandria, VA totaling $6.6 million, or $0.50 per share, and the lease termination fees noted above.

Six Months Results
FFO for the six months ended June 30, 2000 totaled $24,404,000, a 30% increase over FFO of $18,775,000 for the prior comparable six-month period ended June 30, 1999. FFO for the six-month period totaled $1.64 per share on 14,900,420 weighted average shares outstanding, compared to $1.29 per share on 14,609,014 weighted average shares for the six months ended June 30, 1999.

Net operating income before depreciation from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased 23% to $45,783,000 for the six months ended June 30, 2000, from $37,168,000 for the six months ended June 30, 1999.


On a diluted basis, net income for the six months ended June 30, 2000 was $1.61 per share on 13,362,324 total weighted average shares outstanding compared to $0.81 per share on 13,311,782 total weighted average shares outstanding for the six months ended June 30, 1999. Net income for the six months ended June 30, 2000 includes a gain on the sale of the CVS Building in Alexandria, VA totaling $6.6 million, or $0.50 per share, and a gain on the sale of the Company's interest in Park Plaza shopping center in Pinellas Park, Florida totaling $2.3 million, or $0.17 per share. Net income for the 1999 six-month period includes gains on the sales of 135 Commerce Drive in Fort Washington, PA and a land parcel at Crest Plaza in Allentown, PA totaling $1,346,000 or $0.10 per share.

Same Store NOI Growth  -- Multifamily and Shopping Center Portfolios
Same store net operating income for the Company's portfolio of multifamily properties increased 4.0% over the second quarter of 1999, primarily driven by a 2.8% increase in rents and reduced rental concessions. Same store net operating income, excluding non-recurring lease termination fees, for the second quarter of 2000 for the Company's shopping center portfolio increased 6.0% over the comparable quarter in 1999 primarily driven by new leases at North Dartmouth Mall, Palmer Park Mall and Christiana Power Center.

Comments from Management
Commenting on the Company's second quarter and six months results, Ronald Rubin, Chief Executive Officer of PREIT, said "We are pleased with our performance at all levels, with solid growth in FFO, net income and retail and multifamily NOI. These results were driven by our focus on development activity, the positive fundamentals of our core portfolio and expanding relationships with leading national and regional retailers. At the same time, acquisitions completed during 1999 and early 2000 generated strong returns." Mr. Rubin continued, "In the quarters ahead, the Company is committed to prudently investing its capital in developing high quality retail properties in the Mid-Atlantic region. Our development and redevelopment schedule is well on target, with approximately $200 million in projects currently underway at a number of prime locations."

Portfolio Highlights

Development Pipeline / 8 Projects
o Paxton Towne Centre (Harrisburg, PA) - Construction of the 695,000 square foot power center is on schedule and, as of June 30, 2000, 73% complete and 80% leased. In July, the power center celebrated its grand opening with the introduction of several stores including Target, Men's Warehouse and Borders Books and Music. Additional stores are slated to open during the 2000 third and fourth quarters.

o Metroplex Shopping Center (Plymouth Meeting, PA) - Construction of the 780,000 square foot power center is on schedule and, as of June 30, 2000, 71% complete and 90% leased. The first stores are scheduled to open in August 2000.

o Willow Grove Park (Willow Grove, PA) - Construction has commenced on the infrastructure for a new Macy's department store, which will be added to this 980,000 square foot regional shopping center. Macy's is expected to open in the third quarter of 2001.

Dispositions
o CVS Building (Alexandria, VA) - As previously announced, in April, the Company sold a 294,000 square foot industrial property for total proceeds of approximately $11.7 million. In connection with the sale, the Company terminated the lease with the building's sole tenant, CVS Drug Co., which otherwise would have expired on April 30, 2002.

o Valley View (Wilmington, DE) - In July, the Company sold Valley View, a 55,700 square foot strip shopping center, generating proceeds of approximately $9,600,000. The Company expects to record a gain of approximately $1,500,000 ($0.11 per share) in the 2000 third quarter.

Additional Second Quarter 2000 Activity
o Frankford Arsenal (Philadelphia, PA) - During the second quarter the Company terminated its proposed plans to develop a 500,000 square foot power center at Frankford Arsenal in Philadelphia, PA. As a result, the Company recorded a charge of $370,000 ($0.03 per share) in its management and development affiliate, PREIT-RUBIN, Inc. during the 2000 second quarter.


Jonathan B. Weller, PREIT's President and Chief Operating Officer, commented. "As we look forward to the remainder of 2000, the Company will continue to focus on prudently growing the business and maintaining the growth of our development pipeline which currently consists of six power centers, one entertainment center and one enclosed mall."

Capital Resources
As of June 30, 2000, the Company had approximately $99 million outstanding, including letters of credit, under its $150 million line of credit.

Edward Glickman, Chief Financial Officer of PREIT, added, "The Company continues to closely examine financing options and is actively engaged in discussions to expand its line of credit. In the coming months we will continue to take steps to solidify our capital structure and seek out new sources to fund our development projects and redevelopment activities. We believe that a disciplined allocation of our capital among these assets can offer the potential for the generation of strong FFO growth and solid returns."

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (approximately 9.5 million square feet) and apartment communities (7,242 units) located primarily in the eastern United States. The Company's portfolio currently consists of 46 properties in 10 states. In addition, there are 7 retail properties under development, which will add approximately 3.0 million square feet to the portfolio. Pennsylvania Real Estate Investment Trust is headquartered in Philadelphia, Pennsylvania.

With the exception of the historical information contained in the release, the matters described herein contain forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve various risks which may cause actual results to differ materially. These risks include, but are not limited to, the ability of the Company to grow internally or by acquisition and to integrate acquired businesses, the availability of adequate funds at reasonable cost, changing industry and competitive conditions, and other risks outside the control of the company referred to in the Company's registration statement and periodic reports filed with the Securities and Exchange Commission.

                            [Financial Tables Follow]

                                      # # #
                ** A supplemental quarterly financial package **
            is available on the Company's web site at www.preit.com.

             To receive additional information on Pennsylvania Real
            Estate Investment Trust via fax at no charge, please dial
                 1-800-PRO-INFO and enter the ticker symbol PEI.

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data
                                  (Unaudited)

--------------------------------------------------------------------------------
FUNDS FROM OPERATIONS
--------------------------------------------------------------------------------

                                                                                              Three Months Ended
                                                                                              ------------------
                                                                                     June 30, 2000         June 30, 1999
                                                                                     -------------         -------------


Income before minority interest in operating partnership                               $ 16,815,000           $ 5,406,000
Less:      Gains on sales of interests in real estate                                    (6,648,000)
Add:       Depreciation and amortization:
               Wholly owned & consolidated partnership, net                               3,716,000             3,266,000
               Unconsolidated partnerships & joint ventures                               1,137,000             1,137,000
           Excess purchase price over net asset acquired                                     92,000                54,000
           Refinancing prepayment fee of partnership/joint ventures                              --                55,000
Less:      Depreciation of non-real estate assets                                           (65,000)              (60,000)
           Amortization of deferred financing assets                                       (167,000)             (237,000)
                                                                                       ------------           -----------
FUNDS FROM OPERATIONS                                                                  $ 14,880,000  (1)      $ 9,621,000  (1)
                                                                                       ============           ===========

FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                                                  $1.00                 $0.66
                                                                                       ============           ===========

Weighted average number of shares outstanding                                            13,384,774            13,314,945
Weighted average effect of full conversion of OP units                                    1,535,358             1,320,688
                                                                                       ------------           -----------
Total weighted average shares of outstanding including OP units                          14,920,132            14,635,633
                                                                                       ------------           -----------


(1) Includes the non-cash effect of straightline rents of $183,000 and $323,000 for the 2nd quarter 2000 and 1999 and $478,000 and $618,000 for year to date 2000 and 1999, respectively.

FUNDS FROM OPERATIONS

                                                                                               Six Months Ended
                                                                                               ----------------
                                                                                      June 30, 2000         June 30, 1999
                                                                                      -------------         -------------


Income before minority interest in operating partnership                               $ 23,944,000          $ 11,837,000
Less:      Gains on sales of interests in real estate                                    (8,911,000)           (1,346,000)
Add:       Depreciation and amortization:
               Wholly owned & consolidated partnership, net                               7,427,000             6,422,000
               Unconsolidated partnerships & joint ventures                               2,258,000             2,196,000
           Excess purchase price over net asset acquired                                    146,000               107,000
           Refinancing prepayment fee of partnership/joint ventures                              --                55,000
Less:      Depreciation of non-real estate assets                                          (130,000)             (120,000)
           Amortization of deferred financing assets                                       (330,000)             (376,000)
                                                                                       ------------          ------------
FUNDS FROM OPERATIONS                                                                  $ 24,404,000  (1)     $ 18,775,000  (1)
                                                                                       ============          ============

FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                                                  $1.64                 $1.29
                                                                                       ============          ============

Weighted average number of shares outstanding                                            13,362,324            13,311,782
Weighted average effect of full conversion of OP units                                    1,538,096             1,297,232
                                                                                       ------------          ------------
Total weighted average shares of outstanding including OP units                          14,900,420            14,609,014
                                                                                       ------------          ------------


(1) Includes the non-cash effect of straightline rents of $183,000 and $323,000 for the 2nd quarter 2000 and 1999 and $478,000 and $618,000 for year to date 2000 and 1999, respectively.

OPERATING RESULTS


                                                                                              Three Months Ended
                                                                                              ------------------
                                                                                     June 30, 2000         June 30, 1999
                                                                                     -------------         -------------

REVENUES
      Gross revenues from real estate                                                  $ 28,121,000          $ 21,659,000
      Interest and other income                                                             325,000               402,000
                                                                                       ------------           -----------
                                                                                         28,446,000            22,061,000
                                                                                       ------------           -----------
EXPENSES
      Property operating expenses                                                         7,425,000             7,512,000
      Depreciation and amortization                                                       3,716,000             3,309,000
      General & administrative expenses                                                   1,406,000               993,000
      Interest expense                                                                    5,642,000             5,362,000
                                                                                       ------------           -----------
                                                                                         18,189,000            17,176,000
                                                                                       ------------           -----------
           Income before equity in unconsolidated entities,
           gains on sales of interests in real estate and
           minority interest in operating partnership                                    10,257,000             4,885,000
Equity in loss of PREIT-RUBIN, Inc.                                                      (1,898,000)             (856,000)
Equity in income of partnerships and joint ventures                                       1,808,000             1,377,000
Gains on sales of interests in real estate                                                6,648,000                    --
                                                                                       ------------           -----------
           Income before minority interest in operating partnership                      16,815,000             5,406,000

Minority interest in operating partnership                                               (1,732,000)             (488,000)
                                                                                       ------------           -----------
NET INCOME                                                                             $ 15,083,000           $ 4,918,000
                                                                                       ============           ===========
PER SHARE DATA
Net income before gains on sales of interests in real estate                                  $0.63                 $0.37
Gains on sales of interests in real estate                                                     0.50  (1)               --
                                                                                       ------------           -----------
BASIC INCOME PER SHARE                                                                        $1.13                 $0.37
                                                                                       ============           ===========
DILUTED INCOME PER SHARE                                                                      $1.13                 $0.37
                                                                                       ============           ===========

Weighted average number of shares outstanding                                            13,384,774            13,314,945
                                                                                       ------------           -----------


(1)   2nd qtr 2000 includes gain on sale of CVS Building, Alexandria, VA.

(2) Year to date 2000 includes gain on sale of CVS Building, Alexandria, VA and gain on sale of interest in Park Plaza shopping center in Pinellas Park, Florida.
(3) 1999 includes gains on sales of interest in 135 Commerce Drive, Fort Washington, PA, and land parcel at Crest Plaza, Allentown, PA.

OPERATING RESULTS


                                                                                              Six Months Ended
                                                                                              ----------------
                                                                                      June 30, 2000         June 30, 1999
                                                                                      -------------         -------------

REVENUES
      Gross revenues from real estate                                                  $ 51,342,000          $ 42,759,000
      Interest and other income                                                             556,000               564,000
                                                                                       ------------          ------------
                                                                                         51,898,000            43,323,000
                                                                                       ------------          ------------
EXPENSES
      Property operating expenses                                                        15,604,000            14,889,000
      Depreciation and amortization                                                       7,427,000             6,525,000
      General & administrative expenses                                                   2,441,000             1,846,000
      Interest expense                                                                   11,486,000            10,467,000
                                                                                       ------------          ------------
                                                                                         36,958,000            33,727,000
                                                                                       ------------          ------------
           Income before equity in unconsolidated entities,
           gains on sales of interests in real estate and
           minority interest in operating partnership                                    14,940,000             9,596,000
Equity in loss of PREIT-RUBIN, Inc.                                                      (3,387,000)           (1,948,000)
Equity in income of partnerships and joint ventures                                       3,480,000             2,843,000
Gains on sales of interests in real estate                                                8,911,000             1,346,000  (3)
                                                                                       ------------          ------------
           Income before minority interest in operating partnership                      23,944,000            11,837,000

Minority interest in operating partnership                                               (2,471,000)           (1,049,000)
                                                                                       ------------          ------------
NET INCOME                                                                             $ 21,473,000          $ 10,788,000
                                                                                       ============          ============
PER SHARE DATA
Net income before gains on sales of interests in real estate                                  $0.94                 $0.71
Gains on sales of interests in real estate                                                     0.67  (2)             0.10  (3)
                                                                                       ------------          ------------
BASIC INCOME PER SHARE                                                                        $1.61                 $0.81
                                                                                       ============          ============
DILUTED INCOME PER SHARE                                                                      $1.61                 $0.81
                                                                                       ============          ============

Weighted average number of shares outstanding                                            13,362,324            13,311,782
                                                                                       ------------          ------------


(1)   2nd qtr 2000 includes gain on sale of CVS Building, Alexandria, VA.

(2) Year to date 2000 includes gain on sale of CVS Building, Alexandria, VA and gain on sale of interest in Park Plaza shopping center in Pinellas Park, Florida.
(3) 1999 includes gains on sales of interest in 135 Commerce Drive, Fort Washington, PA, and land parcel at Crest Plaza, Allentown, PA.

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data
                                  (Unaudited)

--------------------------------------------------------------------------------
EQUITY IN INCOME OF PARTNERSHIPS
AND JOINT VENTURES
--------------------------------------------------------------------------------



                                                         Three Months Ended                         Six Months Ended
                                                         ------------------                         ----------------
                                                June 30, 2000         June 30, 1999         June 30, 2000         June 30, 1999
                                                -------------         -------------         -------------         -------------
Gross revenues from real estate                   $19,343,000           $14,363,000           $ 35,767,000          $ 28,521,000
                                                 ============           ===========           ============          ============
Expenses:
   Property operating expenses                      6,255,000             4,830,000             11,723,000             9,682,000
   Mortgage and bank loan interest                  6,503,000             4,331,000             11,617,000             8,519,000
   Refinancing prepayment fee (1)                          --               110,000                     --               110,000
   Depreciation and amortization                    3,217,000             2,311,000              5,713,000             4,465,000
                                                -------------         -------------          -------------         -------------
                                                   15,975,000            11,582,000             29,053,000            22,776,000
                                                -------------         -------------          -------------         -------------
                                                    3,368,000             2,781,000              6,714,000             5,745,000
Partner's Share                                    (1,560,000)           (1,404,000)            (3,234,000)           (2,902,000)
                                                -------------         -------------          -------------         -------------
EQUITY IN INCOME OF PARTNERSHIPS
       AND JOINT VENTURES                         $ 1,808,000           $ 1,377,000            $ 3,480,000           $ 2,843,000
                                                =============         =============          =============         =============


(1)   The Company's share is $55,000.

              Supplemental Information for Wholly Owned Properties and the Company's Proportionate Share of Partnerships and Joint Ventures


--------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION
AND AMORTIZATIONS ("EBITDA")
--------------------------------------------------------------------------------


                                                               Three Months Ended                       Six Months Ended
                                                               ------------------                       ----------------
                                                        June 30, 2000      June 30, 1999        June 30, 2000      June 30, 1999
                                                        -------------      -------------        -------------      -------------


Gross Revenues                                            $28,121,000        $21,659,000          $ 51,342,000       $ 42,759,000
Operating expenses                                         (7,425,000)        (7,512,000)          (15,604,000)       (14,889,000)
                                                        -------------      -------------         -------------      -------------
Net operating income: Wholly-owned properties              20,696,000         14,147,000            35,738,000         27,870,000

Company's proportionate share of partnerships and
  joint ventures net operating income                       5,107,000          4,705,000            10,045,000          9,298,000
                                                        -------------      -------------         -------------      -------------
Combined net operating income                              25,803,000         18,852,000            45,783,000         37,168,000
Interest income                                               325,000            402,000               556,000            564,000
Company's proportionate share of PREIT-RUBIN, Inc.
  net operating income (loss)                              (1,437,000)          (403,000)           (2,567,000)        (1,173,000)
General and administrative expenses                        (1,406,000)          (993,000)           (2,441,000)        (1,846,000)
                                                        -------------      -------------         -------------      -------------
EBITDA                                                    $23,285,000        $17,858,000          $ 41,331,000       $ 34,713,000
                                                        =============      =============         =============      =============




MORTGAGE NOTES, BANK AND CONSTRUCTION LOANS PAYABLE
Wholly-Owned Properties
  Mortgage notes payable                                                                          $264,600,000       $268,900,000
  Bank Loans payable                                                                                92,200,000         74,473,000
  Construction Loan Payable                                                                         14,822,000
                                                                                                 -------------      -------------
                                                                                                   371,622,000        343,373,000



Company's Proportionate Share of
Partnerships and Joint Ventures
  Mortgage notes payable                                                                           113,019,000        111,385,000
  Bank loans payable                                                                                                    2,475,000
  Construction loans payable                                                                        19,759,000          7,553,000
                                                                                                 -------------      -------------
Total mortgage notes and bank loans payable                                                       $504,400,000       $464,786,000
                                                                                                 =============      =============